

on course

The generation mix of our assets is balanced to match Spain's future consumption requirements.

on top

We are generating growth and value, beating our strategic plan objectives.

endesa

Stronger business, greater value.

www.endesa.es

Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC contain important information and are available without charge from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain. Statements in this communication other than factual or historical information are "forward-looking statements". Forward-looking statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.


on
a roll
Our latest results prove that the targets presented in the company's strategic plan can be surpassed.
on top
We are generating growth and value, beating our strategic plan objectives.
endesa
Stronger business, greater value.
www.endesa.es

Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC contain important information and are available without charge from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain. Statements in this communication other than factual or historical information are "forward-looking statements". Forward-looking statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.


on
and on
With net income up 151%,
EBITDA up 66% and EBIT up 67%,
our excellent 2005 results underscore
the strength of our European business.
on top
We are generating growth and value,
beating our strategic plan objectives.
endesa
Stronger business, greater value.
www.endesa.es

Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC contain important information and are available without charge from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain. Statements in this communication other than factual or historical information are "forward-looking statements". Forward-looking statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.


onward
Increasing market valuations of Endesa,
founded on our formidable 2005 results,
provide solid confirmation
of the company's higher value.
on top
We are generating growth and value,
beating our strategic plan objectives.
endesa
Stronger business, greater value.
www.endesa.es

Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC contain important information and are available without charge from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain. Statements in this communication other than factual or historical information are "forward-looking statements". Forward-looking statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.

on
stream

Our 2005 results show our improved position in the gas market, where we have become the second largest player with a 12% market share.

on top

We are generating growth and value, beating our strategic plan objectives.

 **endesa**

Stronger business, greater value.

www.endesa.es